Exhibit 4.24

AMENDMENT TO BRASKEM S.A. LONG TERM INCENTIVE PLAN

7. UNIT VALUE AND PURCHASE PRICE

The value of each Investment Unit (“Unit Value”), to be determined annually for the purpose of calculating redemption value under the terms of item 12, shall correspond to the value of the Braskem Class “A” preferred share (BRKM5) referenced by each Investment Unit, determined by annual evaluation under the terms of item 8.

The purchase price for each Investment Unit will be determined in each Annual Program, on the basis of the Unit Value calculated as above. The purchase price of each Investment Unit will be paid by Business Partner Investors on the date of purchase. These Investment Units will be identified as Alpha type units.

As part of each Annual Program, Braskem may promote incentives for the purchase of Investment Units by Business Partner Investors, in the form of giving Business Partner Investors a certain number of Investment Units, or fraction thereof, for each unit purchased, up to the ratio of one for one (1/1). These units given as purchase incentives will be identified as Beta type Investment Units.

Ten years after their issue, Beta Investment Units will be converted to Alpha Investment Units.